Filed by Guidant Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation Subject Company’s Exchange Act File No.: 001-13388

Johnson & Johnson has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission (SEC) are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant’s recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

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G U I D A N T

DATE:	March 23, 2005

CONTACTS:	Steven Tragash, Corporate Communications, 317-971-2031 Andy Rieth, Investor Relations, 317-971-2061

Guidant Shareholders to Vote on Johnson & Johnson Merger Shareholders of Record on March 21, 2005 Eligible to Vote

Indianapolis, Ind.—March 23, 2005 — Guidant Corporation (NYSE: GDT) today announced that its shareholders will vote on Wednesday, April 27, 2005, on a proposal to approve the merger agreement between Johnson & Johnson and Guidant Corporation.

Shareholders of record as of March 21, 2005, will be entitled to vote and will be mailed a definitive proxy statement/prospectus in connection with the meeting.

On December 15, 2004, Guidant and Johnson & Johnson announced that they had entered into a definitive agreement whereby Johnson & Johnson will acquire Guidant. The merger also remains subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the European Union merger control regulation as well as other customary closing conditions.

Guidant Corporation
Guidant Corporation pioneers lifesaving technology, giving an opportunity for a better life today to millions of cardiac and vascular patients worldwide. The company, driven by a strong entrepreneurial culture of more than 12,000 employees, develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life’s most threatening medical conditions. For more information, visit www.guidant.com.

This release includes forward-looking statements that are based on assumptions about many important factors, including the approval by Guidant shareholders of the acquisition; regulatory approvals of the transaction; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment and the factors listed on exhibit 99 to Guidant’s most recent 10-K. As such, they involve risks that could cause actual results to differ materially. The company does not undertake to update its forward-looking statements.

Johnson & Johnson has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission (SEC) are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant’s recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

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